FROM :GoNow Securities Inc FAX NO. :323 Nov. 30 2007 11:26AM P8

AMENDMENT

11/30/07

07008372

CM

...ES
...GE COMMISSION
... 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-52483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2006 AND ENDING December 31, 2006.
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GONOW SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3580 Wilshire Boulevard, 17th. Floor
(No. and Street)

Los Angeles, CA 90010
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Onnie William Carr, III 323 466 6948
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin Gram Breard, CPA
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge, CA 91324
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 3 0 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

PROCESSED
B JAN 17 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Onnie William Carr, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Onnie William Carr, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoNow Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exhibit "3"

Firm's Financials as previously audited by its prior Auditor.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2006

GONOW SECURITIES, INC.
3580 Wilshire Boulevard, 17th Floor
Los Angeles, CA 90010

CONTENTS

REPORT OF INDEPENDENT AUDITOR

To follow from offices of the Firm's current designated Auditors
Breard & Associates, Inc. CPA

GONOW SECURTIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$	26,220.40
Due from former officer, net of allowance for bad debts $13,415.00		-
CRD account		438 .50
Total assets	$	26,658.90

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Shareholder's equity

Common stock		--
Additional paid in capital		383,655.77
		(35,084.28)
Accumulated deficit		(322,152.59)
Total Equity	$	26,418.90
Total liabilities and Shareholder's equity	$	26,658.90

The accompanying notes are an integral part of these financial statements.

GONOW SECURITIES, INC.
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue		
Interest Income	$ 169.67	
Other Income	357.00	
	526.67	
Operating Expenses		
Bad debt		13,415.00
Bank Charges		57.65
Other Expenses		1,702.55
Professional Fees		13,105.63
NASD Fees & Assessment		5,084.00
Postage & Delivery		213.53
Rent		9,924.00
Total Expenses	43,502.36	
Other Expenses	5,523.41	
(Loss) before income tax	(49,025.77)	
Provision for income taxes	--	
Net (Loss)	$(48,499.10)	

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Stock Shares	Common Stock	Paid-In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2005	--	$ --	$362,275	$(348,523)	13,752
Capital Contributed			60,967		60,967
Net (Loss)				(48,499)	(48,499)
Balance, December 31, 2006			423,242	397,022	26,220

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Operating Activities	
Net loss from operations	$(48,499)
Increase in CRD account	(129)
Balance in CRD account	129
Cash Flow from Investing Activities	0
Cash Flow from Financing Activities	
Capital Contributed	60,967
Increase in Cash	12,468
Cash: Beginning of the Year	13,752
Cash: End of the Year	$ 26,220
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 – GENERAL AND ORGANIZATION

GoNow Securities, Inc., the Firm, was formed in July 2000 as a Nevada Corporation. The Firm is a registered Broker-Dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). During 2005 the Firm's NASD Rule 1017 Continuing Membership Application "CMA" was approved in April. The Firm now has a Principal and Registered Representative both of whom joined the Firm and started as of January 2007 to transfer to the clearing firm their clients' securities business and, in effect, commenced and resumed securities business for the Firm.

NOTE 2 – NET CAPITAL REQUIREMENT

The Firm is subject to the Securities and Exchange Commission Uniform net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital ($5,000) and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or a cash dividend paid if the resulting net capital ratio would exceed 10 to 1. See p.9 net capital calculation.

NOTE 3 – DUE FROM FORMER OFFICER

There was misappropriation of funds by Mr. Keny Edgar Chang, the Firm's former President .The matter has been investigated and being referred to legal advisors for collection. However, the full amount has been reserved for possible uncollectibility.

NOTE 4 - SUBSEQUENT EVENT

The Firm continues to await staff written approval to resume its securities business.

NOTE 5 – USE OF ESTIMATES

Management's estimates and assumptions used in preparation of compliant financials during the reporting period may differ from actual results.

Note 6 – RESERVE REQUIREMENT, AND POSSESSION/CONTROL REQUIREMENT OF RULE 15c3-3.

GoNow Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i). As an introducing $5,000.00 Broker Dealer the Firm does not possess or control customer funds and securities in compliance with customer protection rule, SEC Rule 15c3-3.

The accompanying notes are an integral part of these financial statements

GONOW SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of Financial condition	$26,659
Less Non Allowable Asset CRD account	(129)
NET CAPITAL	$ 26,530

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 0
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 21,530
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$26,530

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 0
Percentage of aggregate indebtedness to net capital	NA
Percentage of debt to debt-equity to total Computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is reconciliation, as of December 31, 2006 of the above net capital computation with the Firm's corresponding unaudited computation to Rule 179-5(d)(4):

Net capital per FOCUS report	$24,784
Post closing bookkeeping adjustment	1,746
Net capital –Audited	$ 26,530

The accompanying notes are an integral part of these financial statements

PART II

GONOW SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL.

DECEMBER 31, 2006

REPORT OF INDEPENDENT AUDITOR
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To follow from offices of the Firm's current designated Auditors
Breard & Associates, Inc. CPA

END